                                                                    EXHIBIT 99.1

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Yuvalr@MTLK.com

               METALINK ANNOUNCES SECOND QUARTER 2009 RESULTS AND
                      AMENDMENT OF SHORT TERM SECURED LOAN

YAKUM, ISRAEL, September 8, 2009 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband communication silicon solutions, today announced its unaudited financial results for the second quarter of 2009 and an amendment of its short term secured loan agreement with an institutional investor.

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2009: Revenues for the second quarter of 2009 were $1.9 million, the majority of which consisted of legacy DSL sales, compared to $2.7 million for the second quarter of 2008. Net loss for the second quarter of 2009 was $(4.4) million, or $(0.18) per share, compared to
$(6.6) million, or $(0.28) per share, for the second quarter of 2008. Net loss for the second quarters of 2009 and 2008 includes stock-based compensation expenses of $0.2 million and $0.5 million, respectively.

FOR THE FIRST 6 MOTNHS OF 2009: Revenues were $3.7 million, the majority of which consisted of legacy DSL sales, compared to $3.3 million for the first half of 2008. Net loss for the first six months of 2009 was $(7.9) million, or
$(0.33) per share, compared to $(16.4) million, or $(0.70) per share, for the first six months of 2008.

FINANCIAL EXPENSES: Financial Expenses, net, in the second quarter of 2009 were
$1.6 million, compared to $1 million in the first quarter of 2009. The increase in financial expenses primarily reflects a non-cash expense attributable to the increase in the fair value of the warrants granted under the loan agreement to the institutional investor, carried in fair value.

CASH STATUS: Metalink's cash, cash equivalents, and short-term investments as of
June 30, 2009 were $6.6 million.

SHORT TERM LOAN: As previously announced, Metalink has drawn down a total of
$5.75 million under its short term secured loan agreement with an institutional investor. The Company announced today that it has entered into an amendment to the loan agreement, whereby the maturity date was extended from September 9,
2009 to March 9, 2010. As part of the amendment, Metalink will immediately repay the lender $2 million out of the outstanding $5.75 million. Metalink also agreed that the repayment amount will be between 105% and 115% of the $3.75 million balance of the loan amount, depending on the timing of the repayment (interest at the annual rate of 10% will continue to accrue on the original amount outstanding). Pursuant to the amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to
$0.03 per share.

Additional details regarding the amendment to the loan agreement, including a copy of the amendment, are included in the Company's Report on Form 6-K that is being filed today with the Securities and Exchange Commission (SEC).

COMMENTS OF MANAGEMENT: Metalink's CEO, Tzvika Shukhman, said, "We are pleased to have secured an extension of the loan maturity for six months. We believe that this will allow us sufficient time to pursue our strategic alternatives, including a financing or a sale of the company or its business."

Mr. Shukhman continued, "We are in the process of sampling our Generation 3 WLAN products which will allow us to further improve both our performance edge and the cost structure of our products. We are pleased to update that WLAN products by our world-class customers have started to ship in volume. We believe that a successful outcome of the strategic process would be a key factor in our ability to increase our WLAN revenues and will have a material effect on our business outlook."

There can be no assurance that the exploration of strategic alternatives will result in any transaction or as to the timing, terms or deal structure if a transaction occurs.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products change the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss the exploration of strategic alternatives and its possible effect on our WLAN revenues, we are using a forward looking statement.
Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency; our inability to regain compliance with NASDAQ'S requirements for continued listing;
any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                         JUNE 30,      DECEMBER 31,
                                                                        ----------      ----------
                                                                          2 0 0 9         2 0 0 8
                                                                        ----------      ----------
                                                                        (UNAUDITED)
                                                                        ----------
                                                                     (IN THOUSANDS EXCEPT SHARE DATA)
                                                                        --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                             $    6,594      $    5,166
  Short-term investments                                                         -             677
  Trade accounts receivable                                                    858           2,515
  Other receivables                                                          1,300           1,529
  Prepaid expenses                                                             270             209
  Deferred charges                                                             132             242
  Inventories                                                                1,724           2,508
                                                                        ----------      ----------
       Total current assets                                                 10,878          12,846
                                                                        ----------      ----------

SEVERANCE PAY FUND                                                           1,259           1,195
                                                                        ----------      ----------

PROPERTY AND EQUIPMENT, NET                                                  2,739           3,338
                                                                        ==========      ==========

        Total assets                                                    $   14,876      $   17,379
                                                                        ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                $      609      $      739
  Other payables and accrued expenses                                        4,260           3,257
  Short-term loan                                                            5,268           2,101
  Warrants to issue shares                                                     948             196
                                                                        ----------      ----------
        Total current liabilities                                           11,085           6,293
                                                                        ----------      ----------

ACCRUED SEVERANCE PAY                                                        1,931           2,098
                                                                        ----------      ----------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 25,402,232 and 24,752,232 shares
    as of June 30, 2009 and December 31, 2008, respectively)                   728             711
  Additional paid-in capital                                               157,099         156,500
  Accumulated other comprehensive loss                                           -            (124)
  Accumulated deficit                                                     (146,082)       (138,214)
                                                                        ----------      ----------
                                                                            11,745          18,873
                                                                        ----------      ----------

  Treasury stock, at cost; 898,500 as of
     June 30, 2009 and December 31, 2008                                    (9,885)         (9,885)
                                                                        ----------      ----------

       Total shareholders' equity                                            1,860           8,988
                                                                        ==========      ==========

       Total liabilities and shareholders' equity                       $   14,876      $   17,379
                                                                        ==========      ==========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                       JUNE 30,                            JUNE 30,
                                            ------------------------------      ------------------------------
                                               2 0 0 9           2 0 0 8           2 0 0 9           2 0 0 8
                                            ------------      ------------      ------------      ------------
                                                     (UNAUDITED)                         (UNAUDITED)
                                            ------------------------------      ------------------------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                    $      1,883      $      2,673      $      3,716      $      3,333
Cost of revenues:
Costs and expenses                                   937               900             1,765             1,404
Royalties to the Government of Israel                 59                82               115               105
                                            ------------      ------------      ------------      ------------
Total cost of revenues                               996               982             1,880             1,509
                                            ============      ============      ============      ============

GROSS PROFIT                                         887             1,691             1,836             1,824
                                            ------------      ------------      ------------      ------------

Operating expenses:
Gross research and development                     2,843             6,563             5,785            15,055
Less - Royalty bearing and other grants              519               138               871               936
                                            ------------      ------------      ------------      ------------
Research and development, net                      2,324             6,425             4,914            14,119
                                            ------------      ------------      ------------      ------------

Selling and marketing                                441             1,353               798             3,110
General and administrative                           967               735             1,479             1,443
                                            ------------      ------------      ------------      ------------
Total operating expenses                           3,732             8,513             7,191            18,672
                                            ============      ============      ============      ============

OPERATING LOSS                                    (2,845)           (6,822)           (5,355)          (16,848)

Financial income (expenses), net                  (1,555)              177            (2,513)              418
                                            ------------      ------------      ------------      ------------

NET LOSS                                    $     (4,400)     $     (6,645)     $     (7,868)     $    (16,430)
                                            ============      ============      ============      ============

Loss per ordinary share:
Basic                                       $      (0.18)     $      (0.28)     $      (0.33)     $      (0.70)
                                            ============      ============      ============      ============

Diluted                                     $      (0.18)     $      (0.28)     $      (0.33)     $      (0.70)
                                            ============      ============      ============      ============

Shares used in computing loss per
ordinary share:
Basic                                         24,185,954        23,490,643        24,019,843        23,498,760
                                            ============      ============      ============      ============

Diluted                                       24,185,954        23,490,643        24,019,843        23,498,760
                                            ============      ============      ============      ============